Exhibit 4.1

DESCRIPTION OF SECURITIES

As of December 31, 2019, the common stock, par value $5.00 per share, was the only class of securities of F&M Bank Corp. (the “Company”) registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following section describes the general terms and provisions of the shares of the Company’s common stock. You should read the Company’s articles of incorporation and bylaws for additional information about the common stock. The articles of incorporation and bylaws are included as exhibits to the Company’s Annual Report on Form 10-K, to which this exhibit also is attached.

General

The Company’s authorized capital stock consists of 6,000,000 shares of common stock, par value $5.00 per share, and 2,000,000 shares of preferred stock, par value $5.00 per share. As of December 31, 2019, there were 3,208,498 shares of common stock outstanding and 206,660 shares of preferred stock outstanding.

Common Stock

Dividend Rights. The Company may pay dividends as declared from time to time by the board out of funds that are legally available, subject to certain restrictions imposed by state and federal laws.

Voting Rights. In all elections of directors, a shareholder has the right to cast one vote for each share of stock held by him or her for as many persons as there are directors to be elected. The Company does do not have cumulative voting rights. On any other question to be determined by a vote of shares at any meeting of shareholders, each shareholder is entitled to one vote for each share of stock held by him or her and entitled to vote.

Preemptive Rights. Holders of common stock do not have preemptive rights with respect to issues of common stock.

Liquidation Rights. Upon liquidation, after payment of all creditors, the remaining assets of the Company would be distributed to the holders of common stock on a pro-rata basis, subject to the rights of the holders of any share of the Company’s preferred stock that may be issued from time to time.

Calls and Assessments. All common stock outstanding is fully paid and non-assessable.

Preferred Stock

The Company’s board of directors may, from time to time, by action of a majority, issue shares of the authorized, undesignated preferred stock, in one or more class or series. In connection with any such issuance, the board of directors may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock. As of December 31, 2019, there were 2,000,000 authorized shares of preferred stock, par value $5.00 per share, and the only class or series of preferred stock created or designated by the Company’s board of directors was 400,000 shares designated as 5.10% Series A Noncumulative Mandatorily Convertible Preferred Stock (the “Series A Preferred Stock”). As of December 31, 2019, 206,660 shares of Series A Preferred Stock were outstanding.

The preferences and other terms of any series of preferred stock will be fixed by an amendment to the Company’s articles of incorporation designating the terms of that series. Because the Company’s board of directors has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of the Company’s common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the Company’s board of directors determines the specific rights of the holders of preferred stock. However, the effects might include:

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Exhibit 4.1, continued

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restricting dividends on the Company’s common stock;
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diluting the voting power of the Company’s common stock;
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impairing liquidation rights of the Company’s common stock; or
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discouraging, delaying or preventing a change in control of the Company without further action by its shareholders.

Certain Provisions of the Company’s Articles of Incorporation and Bylaws

General. The following is a summary of the material provisions of the Company’s articles of incorporation and bylaws that address matters of corporate governance and the rights of shareholders. In addition, Virginia has two antitakeover statutes, the Affiliated Transactions Statute and the Control Share Acquisitions Statute, that could make it more difficult for another party to acquire the Company without the approval of the Company’s board of directors. Certain of these provisions may delay or prevent takeover attempts not first approved by the Company’s board of directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by certain shareholders.

Issuance of Additional Shares. The Company’s board of directors may issue additional authorized shares of the Company’s capital stock to deter future attempts to gain control of the Company, and the board has the authority to determine the terms of any one or more series of preferred stock, such as voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions.

No Cumulative Voting. The Company’s articles of incorporation do not provide for cumulative voting in the election of directors.

Advance Notice for Shareholder Proposals or Nominations at Meetings. The Company’s bylaws also prescribe the procedure a shareholder must follow to nominate directors or to bring other business before shareholders’ meetings. For a shareholder to nominate a candidate for director or to bring other business before a meeting, notice must be received by the Company not less than 60 days and not more than 90 days prior to the date of the meeting; provided, that if less than 70 days’ notice or prior public disclosure of the meeting date is given, then the shareholder’s notice must be received by the Company not less than 10 days following the Company’s notice or public disclosure. Notice of a nomination for director must describe various matters regarding the nominee and the shareholder giving the notice. Notice of other business to be brought before the meeting must include a description of the proposed business, the reasons therefor and other specified matters.

Classified Board of Directors. The Company’s articles of incorporation and bylaws currently provide that the board of directors shall be divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years and until their successors are elected and qualified. As a result, approximately one third of the members of the board of directors are elected each year, and two annual meetings are required for the Company’s shareholders to change a majority of the members constituting the board of directors.

Special Voting Provisions. The Company’s articles of incorporation currently provide that, unless the following actions have been approved by a majority of the Company’s directors as described in further detail below, the affirmative vote of the holders of more than two-thirds of the Company’s capital stock, issued, outstanding and entitled to vote shall be required to approve the following actions:

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any merger or consolidation of the Company with or into any other corporation; or
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any share exchange in which a corporation, person or entity acquires the issued or outstanding shares of capital stock of the Company pursuant to a vote of shareholders; or
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any issuance of shares of the Company that results in an acquisition of control of the Company by any person, firm or corporation or group of one or more thereof that previously did not control the Company; or
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any sale, lease, exchange, mortgage, pledge or other transfer, in one transaction or a series of transactions, of all, or substantially all, of the assets of the Company to any other corporation, person or entity; or
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the adoption of a plan for the liquidation or dissolution of the Company proposed by any other corporation, person or entity.

Exhibit 4.1, continued

If any of the transactions identified above, or having a similar effect as any of the foregoing transactions, is with a corporation, person or entity that is the beneficial owner, directly or indirectly, of more than 5% of the Company’s shares of capital stock issued, outstanding and entitled to vote, then the affirmative vote of the holders of 80% of the shares of the Company’s capital stock issued, outstanding and entitled to vote shall be required to approve any of such transactions, unless the following actions have been approved by a majority of the Company’s directors as described in further detail below.

These special voting provisions shall not apply to a transaction which is approved in advance by a majority of directors (i) who were directors before the corporation, person or entity acquired beneficial ownership of 5% or more of the shares of the Company’s capital stock and who are not affiliates of such corporation, person or entity and (ii) who became directors at the recommendation of directors referred to in (i) above.

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